Filed by Zillow, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

The following is a copy of a blog post posted by Zillow, Inc. to real estate professionals.

*****

TITLE:	Zillow enters into definitive agreement to acquire Trulia

It’s my pleasure to announce that Zillow has entered into a definitive agreement to acquire Trulia. You can read the full press release found here.

I’m really excited about this opportunity, but I’m sure the news will lead to a number of questions. The most important thing I can stress is that this combination of companies sets the stage for us to offer even more tools and services to empower consumers and thus has the ability to drive even more business to real estate and rental professionals.

We expect to maintain both the Zillow and Trulia brands, as both will continue to offer consumers access to vital information about homes and rental properties, providing an important bridge to local real estate and leasing agents across the county. We’ll work hard to make sure the great partnerships we have with the industry nationwide continue to prosper.

This acquisition requires shareholder and regulatory approval, which may take several months; we will provide additional details as they become available. For now, it’s business as usual for both companies. Our daily focus and strong commitment to consumers and industry professionals remains unchanged and of the upmost importance to our entire team.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia; operational and organizational details of the combined company; the way in which the transaction will impact consumers, real estate professionals, and industry partners; the ability of the combined company to innovate; our ability to realize opportunities of scale; the migration of advertising dollars in the real estate sector to online and mobile; the growth rate of Zillow; and our ability to deliver greater return on investment to our advertisers. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the risk that expected cost savings or other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that the businesses may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval; and the risk that business disruption relating to the merger may be greater than expected. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Annual Report on Form 10-K for the year ended December 31, 2013 and in Zillow’s other filings with the Securities and Exchange Commission. Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and the new holding company will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.